UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number: 001-40876

IHS Holding Limited

(Translation of registrant’s name into English)

1 Cathedral Piazza

123 Victoria Street

London SW1E 5BP

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Exhibit Index

Exhibit No.	Description

99.1

Condensed Consolidated Interim Financial Statements of IHS Holding Limited for the three months ended March 31, 2024 and Management’s Discussion and Analysis of Financial Condition and Results of Operations

99.2

Amendment Letter dated March 22, 2024 between IHS Holding Limited and Citibank Europe PLC, UK Branch as facility agent (for and on behalf of the original lenders), in relation to the Term Loan Facility Agreement dated October 28, 2022.

99.3

Amendment Letter dated April 22, 2024 between IHS Holding Limited and Citibank Europe PLC, UK Branch as facility agent (for and on behalf of the original lenders), in relation to the Term Loan Facility Agreement dated October 28, 2022.

99.4

Amendment Letter dated March 21, 2024 between IHS Holding Limited and Citibank Europe PLC, UK Branch as facility agent (for and on behalf of the original lenders), in relation to the Amended and Restated Revolving Credit Agreement dated November 6, 2023.

99.5

Amendment Letter dated April 22, 2024 between IHS Holding Limited and Citibank Europe PLC, UK Branch as facility agent (for and on behalf of the original lenders), in relation to the Amended and Restated Revolving Credit Agreement dated November 6, 2023.

99.6

Amendment Letter dated March 22, 2024 between IHS Holding Limited and Standard Chartered Bank (Singapore) Limited as the original lender, in relation to the Term Loan Facility Agreement, dated March 8, 2024.

99.7

Amendment Letter dated April 18, 2024 between IHS Holding Limited and Standard Chartered Bank (Singapore) Limited as the original lender, in relation to the Term Loan Facility Agreement, dated March 8, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

IHS Holding Limited

Date: May 14, 2024	By:	/s/ Steve Howden
Steve Howden
Executive Vice President and Chief
Financial Officer